









There's A New Spirit at The Conway National Bank

Changes Have Increased Profitability and Other Good News

Positive changes have occurred at The Conway National Bank. We've expanded our programs and our number of locations to help us better serve our customers and enlarge our presence in the region. We can now better compete with the regional banks as well as the local banks within our market. Here are some of the exciting developments:

- CNB has opened additional mortgage loan offices in strategic locations, making us more available and easily accessible to more customers.
- CNB has expanded our secondary market mortgage loan program, making our loans more competitive and reaching a much larger market segment. Our other mortgage loans, consumer loans, and commercial loans have increased by nearly 24% in the last year allowing us to generate more income on deposits.
- CNB has completely revamped our online banking website, improving customer service and giving us technology that is equal to or better than that of other banks entering our market.
- In June 2005, 35 employees were paid below the minimum salary established for their job position by an outside compensation consultant based on peer bank data. We've made changes so that salaries have been raised and now no employee is paid a salary below the minimum.
- All officers and employees now have e-mail, which is so essential for conducting business in today's business environment.
- Our new Pawleys Island Office Grand Opening on January 20 was well attended as we expanded our presence on Waccamaw Neck.
- Construction is moving along quickly on our new North Conway Office on the corner of North Main Street and Cultra Road.
- We have purchased a branch site on River Oaks Drive and Village Center Boulevard at Town Center in Carolina Forest.

Because of our great employees, look at how we've progressed from 12-31-04 to 12-31-05.

Changes You Can Measure in CNB's Financial Growth

Net income increased 14.4% or $1,196,000 to $9,478,000.
Assets increased 18.1% or $121,779,000 to $793,348,000.
Loans increased 23.8% or $96,943,000 to $503,926,000.
Deposits increased 19.1% or $106,741,000 to $667,105,000.

It's a pleasure to be in an organization building for the future where morale is high, people are happy, and our customers are noticing the change. We appreciate your support as we strive to grow and improve your investment and your local independent bank.

R. Phil Hucks, President
CNB Corporation and
The Conway National Bank

GROWTH RATES

NET INCOME
8.05%
14.44%
2004
2005
ASSETS
11.93%
18.13%
2004
2005
TOTAL LOANS
12.42%
23.82%
2004
2005
DEPOSITS
11.38%
19.05%
2004
2005

CNB CORPORATION AND SUBSIDIARY

Conway, South Carolina

FINANCIAL HIGHLIGHTS

(All Dollar Amounts, Except Per Share Data, in Thousands)

FOR THE YEAR	2005	2004 to 2005 Percent Increase (Decrease)	2004	2003 t0 2004 Percent Increase (Decrease)	2003
Net Income	$ 9,478	14.44%	$ 8,282	8.05%	$ 7,665
Earnings Per Share of Common Stock (1)	$ 12.02	14.48%	$ 10.50	8.14%	$ 9.71
Return on Stockholders' Equity	13.41%	9.65%	12.23%	3.12%	11.86%
Return on Average Assets	1.30%	3.17%	1.26%	(2.33)%	1.29%
Cash Dividends Paid Per Share (1)	$ 5.00	17.65%	$ 4.25	16.76%	$ 3.64
AT YEAR-END					
Assets	$793,348	18.13%	$671,569	11.93%	$599,978
Total Loans	$503,926	23.82%	$406,983	12.42%	$362,034
Deposits	$667,105	19.05%	$560,364	11.38%	$503,113
Total Loans to Deposit Ratio	75.54%	4.01%	72.63%	.93%	71.96%
Stockholders' Equity	$ 70,558	4.40%	$ 67,585	4.58%	$ 64,623

Footnotes:

(1) Adjusted for the effect of a 10% stock dividend paid in 2004.

CNB The Conway National Bank
Serving Our Community Since 1903
MEMBER FDIC

Check out our *new* website! www.**conwaynationalbank**.com